Filed Pursuant to Rule 433

Registration No. 333-233608

Final Term Sheet

February 6, 2020

VERIZON COMMUNICATIONS INC.

$2,385,000,000 3.600% Notes due 2060

Issuer:	Verizon Communications Inc.

Title of Securities:	3.600% Notes due 2060 (the “Notes”)

Issue Currency:	USD

Pricing Date:	February 6, 2020

Settlement Date (T+11):	February 24, 2020

Maturity Date:	February 24, 2060

Interest Payment Dates:	Semiannually on each February 24 and August 24, commencing on August 24, 2020.

Aggregate Principal Amount Offered:	$2,385,000,000

Public Offering Price:	100.00% plus accrued interest, if any, from February 24, 2020

Underwriting Commission:	0.10%

Proceeds to Verizon (before expenses):	99.90%

Interest Rate:	3.600% per annum

Denominations:	Minimum of $100,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:	Not redeemable prior to February 24, 2025. On each February 24 on or after February 24, 2025 (each a “Redemption Date”), the Notes will be redeemable on not less than 10 nor more than 60 days’ notice, in whole but not in part, at the option of the Company, at 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the principal amount of notes being redeemed to, but excluding, the date of redemption. In addition, on the first Redemption Date with respect to which the

Company exercises its option to redeem Notes, the Company also has the option to instead only redeem 50% of the aggregate principal amount of the Notes then outstanding at the redemption price described above. If the Company exercises its option to redeem 50% of the aggregate principal amount of the Notes then outstanding on a Redemption Date, any remaining Notes can be redeemed at the Company’s option on a future Redemption Date in whole but not in part.

Listing:	Application will be made to list the Notes on the Taipei Exchange (the “TPEx”). No assurance can be given that such application will be approved or that the TPEx listing will be maintained.

Selling Restrictions:	The Notes have not been, and shall not be, offered, sold or re-sold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China (“ROC”), which currently include: (i) overseas or domestic banks, securities firms, futures firms and insurance companies (excluding insurance agencies, insurance brokers and insurance surveyors), the foregoing as further defined in more detail in Paragraph 3 of Article 2 of the Organization Act of the Financial Supervisory Commission of the ROC, (ii) overseas or domestic fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, and funds managed by financial service enterprises pursuant to the ROC Securities Investment Trust and Consulting Act, the ROC Future Trading Act or the ROC Trust Enterprise Act or investment assets mandated and delivered by or transferred for trust by financial consumers, and (iii) other institutions recognized by the Financial Supervisory Commission of the ROC. Purchasers of the Notes are not permitted to sell or otherwise dispose of the Notes except by transfer to a professional institutional investor. No PRIIPs key information document (“KID”) has been prepared as EEA retail investors are not targeted.

ISIN:	XS2116430997

Common Code:	211643099

Allocation:	Principal Amount of Notes

Deutsche Bank AG, Taipei Branch	$1,012,500,000
Morgan Stanley Taiwan Limited	$ 360,000,000
BNP Paribas, Taipei Branch	$1,012,500,000

Total	$2,385,000,000

Joint Bookrunning Managers:	Deutsche Bank AG, Taipei Branch
Morgan Stanley Taiwan Limited
BNP Paribas, Taipei Branch

Global Structuring Agents:	Deutsche Bank AG, Taipei Branch
Morgan Stanley & Co. LLC

Junior Structuring Agents:	Banco Santander, S.A.
BNP Paribas, Taipei Branch
C.L. King & Associates, Inc.
ICBC Standard Bank Plc
Loop Capital Markets LLC
Mischler Financial Group, Inc.
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

Structuring Agents’ Fee:	$14,310,000

Reference Document:	Preliminary Prospectus Supplement, subject to completion, dated February 5, 2020; Prospectus dated September 4, 2019.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the issuer at:

Investor Relations

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

Telephone: (212) 395-1525

The TPEx is not responsible for the content of this Final Term Sheet and no representation is made by the TPEx as to the accuracy or completeness of this Final Term Sheet. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this Final Term Sheet. Admission to the listing and trading of the Notes on the TPEx shall not be taken as an indication of the merits of Verizon or the Notes.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+11, to specify alternative settlement arrangements to prevent a failed settlement.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.